FROM:                                         FOR:
Swenson/Falker Associates Inc.                Sparta Foods, Inc.
121 South Eighth St., Suite 1111              2570 Kasota Avenue
Minneapolis, Minn.  55402                     St. Paul, Minn.  55108
Contact:  Doug Ewing (612) 371-0000           Contact:  A. Merrill Ayers, CFO
                                                       (612) 646-1888

FOR IMMEDIATE RELEASE

SPARTA FOODS COMPLETES $1.3 MILLION PRIVATE EQUITY PLACEMENT
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     ST. PAUL, Minn.,  Feb. 5 -- Sparta Foods,  Inc.  (Nasdaq:  SPFO), a leading regional producer and distributor of tortillas, tortilla chips and salsas for the retail food and food service industries, announced today that it has completed a private equity placement of $1,280,000, including significant investments by management of the company, directors to be elected at the company's annual shareholders meeting, and a group of private investors led by John G. Kinnard and Company, Incorporated. The private equity financing resulted in the issuance of 2,560,000 equity units, each unit consisting of one share of common stock at 50 cents per share, and a warrant to purchase an additional share of common stock at 75 cents per share. The warrants are exercisable for a three-year period. Sparta Foods' October 1995 private debt financing of $400,000 is being converted into the new equity. As a result of the private offering, Sparta Foods' outstanding common shares have increased to 6,622,799 shares. Joel
P. Bachul, president and chief executive officer, said, "We raised considerably more equity capital than our original objective of $1,000,000. The retirement of the earlier debt financing and the availability of more than $800,000 in additional working capital funds are essential ingredients in Sparta Foods' return to profitability. All of the factors are now in place to achieve renewed growth and a substantial improvement in future results." The company also said that it has entered into a 10-year lease agreement with Photran Corporation, Lakeville, Minn., for the lease of Sparta Foods' Lakeville facility. Terms of the lease, which provides an option to purchase, were not disclosed. The
45,000-square-foot facility was formerly used by Sparta for tortilla and tortilla chip production. All Lakeville operations were previously relocated to Sparta Foods' production facility in St. Paul. A. Merrill Ayers, chief financial officer, said, "We are pleased to complete the leasing of our Lakeville facility. Our objective was to reduce expense by locating all of Sparta Foods' production operations at one site. The relocation was completed in the fourth quarter of fiscal 1995 and leasing the property was key to realizing the cost
efficiencies  that  we  anticipate  in  the  future.   Consolidating  production
facilities was only one of many actions we have taken to reduce our expense ratios and restore Sparta Foods to profitability." Sparta Foods, headquartered in St. Paul, Minn., is a regional market leader in the production and distribution of Mexican-style food products to the food service and retail foods industries. The company manufactures a broad line of Mexican-style food products which includes tortillas, tortilla chips, picante and other salsas through its wholly owned subsidiary, LaCanasta of Minnesota, Inc. Sparta Foods distributes its Mexican-style food products to retail grocery chains under the LaCanasta(R), Cruz(R), Mexitos(R), La Campana Paradiso(R), and Chapala(R) labels.

02/05/96